Mail Stop 4561
Via Fax (610) 971-9181

October 23, 2008

Donald Volk
Chief Financial Officer
Kenexa Corporation
650 East Swedesford Road
2nd Floor
Wayne, PA 19087

      Re: **Kenexa Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed on February 29, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed on April 9, 2008
              Form 10-Q for the Quarter Ended June 30, 2008
              File No. 000-51358

Dear Mr. Volk:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 57

1.   The table varies in format and the content of the disclosure from the tabular presentation specified in paragraph (a)(5) of Item 303 of Regulation S-K. Please advise.

Note 2. Summary of Significant Accounting Policies

Goodwill, page 68

2.   We note that prior to fiscal 2007, the Company evaluated the carrying value of goodwill under two reporting units within your single segment. We further note that during fiscal 2007, the Company combined the two reporting units into a single reporting unit and, accordingly, you now evaluate goodwill at the enterprise or Company level. Your discussion of goodwill impairment in the critical accounting policy disclosures (page 44 of the December 31, 2007 Form 10-K and page 32 of the June 30, 2008 Form 10-Q), however, refers to an analysis of goodwill by business unit. Please explain the potential inconsistencies in these disclosures and tell us how you intend to revise such disclosures in the future.

3.   We further note that there has been a significant decline in your market capitalization since your fiscal year-end. It appears that this is a triggering event which would require you to reassess your goodwill for impairment pursuant to paragraph 28 of SFAS 142. Please tell us what consideration you have given to reassessing your goodwill for impairment as of September 30, 2008. If you did not perform an interim impairment test, please explain why you did not perform it given the downward trend in the fair market value of your stock. To the extent that an impairment test was performed, tell us how you determined that no impairment existed.

Exhibit 32.1

4.   The exhibit that was filed refers to the Form 10-K for the fiscal year ended December 31, 2006. Please re-file the Form 10-K in its entirety with an exhibit that refers to the Form 10-K for the fiscal year ended December 31, 2007.

Definitive Schedule 14A filed April 9, 2008

Executive Compensation and Executive Officers

Compensation Discussion and Analysis

Compensation Objectives and Philosophy

Allowing us to Compete Effectively for Talent, page 18

5.   You indicate that you set base salaries for the NEOs at the market median with
        total target compensation at approximately the 75th to 90th percentile of market.
        On page 19 you state that total compensation for each NEO is designed so that it
        may vary in any year between the 50th to 90th percentile range of the peer group
        used for benchmarking. In future filings, discuss the factors you considered in
        selecting these percentage ranges for the NEOs' base salary and total
        compensation. Additionally, discuss the extent to which you considered the
        comparative performance of the peer group companies and, if you did, how your
        performance compares to them.

Compensation Elements

Base Pay, page 20

6.   In future filings, discuss for each NEO the specific factors that you considered in
        increasing his base salary. For example, state whether each base salary was
        increased to keep it within your target of the market median.

7.   You also state that you increased 2007 base salaries upon achievement of specific
        objectives. As a result, it appears that the objectives you set for evaluating
        performance are a material part of your compensation policy. Please disclose the
        objectives in qualitative and quantitative terms in future filings, or tell us why you
        have not disclosed them. If you disclose the objectives, discuss whether, for each
        executive, he met them, including a discussion of by what margin or amount the
        objectives were, or were not, met. If you do not disclose the objectives, discuss
        how difficult it will be for the executive, or how likely it will be for you, to
        achieve the undisclosed objective. To the extent other performance objectives are
        omitted, such as those concerning long-term incentive compensation based on
        sales growth and profitability contributions, please provide corresponding
        responses.

Executive Officer Bonus, page 21

8.   We note that the Compensation Committee has the discretion to reduce or augment bonuses based on approved executive compensation guidelines. In future filings, please clarify the circumstances that would result in the use of the discretion and whether such discretion has been exercised.

9.   We note your statements that you do not disclose some of the targets you set for each NEO for obtaining an Executive Officer Bonus because to do so would case you competitive harm. Please tell us why, based upon your facts and circumstances, publicly releasing this information would cause you competitive harm. If you continue not to disclose the targets, in future filings you must, for each one, discuss how difficult it will be for the executive, or how likely it will be for you, to achieve the undisclosed target level. Refer to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you do not disclose other targets for the same reasons, such as those related to the IMM bonus, please provide corresponding responses.

10.   In future filings, affirmatively state whether each NEO received a bonus for the fiscal year and provide an analysis as to why. As an example, in your discussion of Mr. Jones and Ms. Teten's compensation, discuss whether they met the targets provided, including by what margin or amount the targets were, or were not, met. We also note your statement on page 26 that you paid Ms. Teten and Mr. Jones discretionary bonuses based upon a qualitative assessment for 2006 and 2007, respectively. In future filings describe the accomplishments that resulted in these awards to enable shareholders to better understand the nature of the accomplishments and how they benefited the company.

Internal Measurement Metric, page 22

11.   In future filings, discuss for each NEO the specific factors that you considered in determining whether to award an IMM bonus. We note your statement that the silver target level was achieved, but no bonus appears to have been paid.

Form 10-Q for the Quarter Ended June 30, 2008

Note 2. Summary of Significant Accounting Policies

Adoption of New Accounting Pronouncement, page 11

12.   We note that you adopted certain provisions of SFAS 157 on January 1, 2008 and that your current disclosures do not appear to meet the requirements of SFAS 157. Please tell us how you considered disclosing the following information in Note 13:

- The level within the fair value hierarchy (i.e. level 1, level 2, or level 3) in which your municipal securities fall in accordance with paragraphs 32(a) and (b);
- For fair value measurements using significant unobservable inputs (i.e. level 3), the reconciliation of the beginning and ending balances for your auction rate securities in accordance with paragraph 32(c), and;
- Tell us if you considered quantifying the estimates used (e.g. interest rates, amount of cash flows, and expected holding period) in preparing the discounted cash flow model for your auction rate securities. In your response, please provide us with this information.

Please refer to paragraphs A33-A35 for example disclosures to be presented using a tabular format for quantitative disclosures required by SFAS 157.

Note 3. Acquisitions, page 13

13.   We note that the acquisition agreement with Quorum International Holdings Limited ("Quorum") contains an earn out provision which provides for the payment of additional consideration based upon the gross margins of Quorum. Tell us how you considered quantifying the contingent payment and disclosing the accounting treatment that will be followed should the contingency be met pursuant to paragraph 51(f) of SFAS 141.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

14.   Ensure in all future filings that you describe known trends or uncertainties that have had, or you reasonably expect will have, a material impact on net sales, revenues or income from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K. As an example, we note the statements in the Letter to Shareholders from your CEO and Chairman in your 2007 Annual Report noting increasing concerns regarding the health of the U.S. economy and related hiring environment. We also note the press release you issued on September 10, 2008 in which you decreased your revenue guidance for the rest of 2008 due to a challenging macroeconomic environment causing an increase in slowed or delayed project implementations and a strengthening U.S. dollar.

Risk Factors, page 35

15.   We note that this section does not supplement the risk factors previously disclosed in Item 1A of your Annual Report on Form 10-K for December 31, 2007. Tell us why you concluded that risk factor disclosure regarding uncertainty as to the recoverability of the approximately $17.9 million of the auction rate securities

you reclassified as long term assets was not necessary or appropriate.   Tell us how you considered the risk that you may recognize further unrealized holding losses on these investments and/or may recognize all or a portion of unrealized losses as other than temporary impairment.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief